Exhibit (a)(1)(iv)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

MIRAMAR LABS, INC.

at

$0.3149 Per Share plus a Contingent Value Right, which Represents the Contractual Right to Receive up to $0.7058 per Share Upon the Achievement of Certain Sales Milestones Relating to the miraDry® System, as Described in and Under the Conditions Set Forth in the Contingent Value Rights Agreement,

Pursuant to the Offer to Purchase dated June 26, 2017

by

DESERT ACQUISITION CORPORATION,

a wholly owned subsidiary of

SIENTRA, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8 A.M.

(EASTERN TIME), AT THE END OF THE DAY ON JULY 25, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Desert Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sientra, Inc., a Delaware corporation (“Parent”), to act as information agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Miramar Labs, Inc., a Delaware corporation (“Miramar”), that are issued and outstanding at a price of $0.3149 per Share, net to the holder thereof, in cash, without interest thereon (less any required withholding) (the “Cash Portion”), plus a contractual contingent value right (a “CVR”), which represents the right to receive a cash payment of $0.0147 per CVR, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® system after the Closing exceed $50,000,000, and another cash payment of $0.6911 per CVR, without interest thereon (less any required withholding), if cumulative net sales of the miraDry® system after the Closing exceed $80,000,000, in each case as described in and under the conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”), with a maximum payment of up to $0.7058 per CVR, net to the holder in cash, without interest thereon (less any required withholding) (the “CVR Portion” and together with the Cash Portion, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 26, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF MIRAMAR HAS RECOMMENDED THAT

STOCKHOLDERS TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

The conditions of the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included IRS Form W-9;

3. A notice of guaranteed delivery to be used to accept the Offer if Shares and all other required documents are not immediately available or cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) by 8 a.m. (Eastern time) on July 25, 2017 (the “Expiration Time,” unless the Offer is extended pursuant to and in accordance with the terms of the Merger Agreement (as defined below), in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended, will expire and the date on which the Expiration Time occurs is referred to herein as the “Expiration Date”) or if the procedure for book-entry transfer cannot be completed by the Expiration Date (the “Notice of Guaranteed Delivery”);

4. A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5. Miramar’s Solicitation/Recommendation Statement on Schedule 14D-9; and

6. A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 8 a.m. (Eastern time) on July 25, 2017, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 11, 2017 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Miramar, pursuant to which, as soon as practicable following the time Purchaser accepts, for the first time, for payment Shares validly tendered and not validly withdrawn pursuant to the Offer (or such later time as when Purchaser has acquired at least 90% of the outstanding Shares, including through the exercise of the Top-Up described below) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Miramar (the “Merger”), with Miramar continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent. Miramar has granted to Purchaser an irrevocable right (the “Top-Up”), which Purchaser will be deemed to have exercised immediately following the consummation of the Offer, if necessary, to purchase from Miramar a number of additional Shares at a price per Share equal to the Offer Price (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the Shares already owned by Purchaser (and, if applicable, Parent) following the consummation of the Offer, constituting one Share more than 90% of the Shares, but not less than one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up). If Purchaser and its affiliates own at least 90% of the outstanding Shares following the Offer and the exercise, if any, of the Top-Up, Purchaser will complete the Merger without any vote on the adoption of the Merger Agreement by the holders of Shares through the “short-form” procedures available under applicable provisions of the Delaware General Corporation Law, (the “DGCL”) including Section 253.

At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than any Shares (i) owned by Parent, Purchaser or Miramar or by any direct or indirect wholly owned subsidiary of Parent, Purchaser or Miramar, (ii) irrevocably accepted for purchase pursuant to the Offer (“Accepted Shares”), or (iii) held by a holder who is entitled to demand and who properly and validly demands their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the the DGCL, and in the case of (i) and (ii), such Shares will be canceled without any consideration paid therefor (other than, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any such Accepted Shares pursuant to the Offer)) will be automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon (less any required withholding taxes). Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

After careful consideration, the board of directors of Miramar has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of Miramar and its stockholders; (ii) approved and declared it advisable that Miramar enter into the Merger Agreement; (iii) approved and declared advisable the Merger Agreement, the performance by Miramar of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained in the Merger Agreement; (iv) agreed that the Merger will be effected under Section 253 of the DGCL; (v) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that Miramar’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (vi) authorized and approved the execution, delivery and performance of the Merger Agreement by Miramar.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfers, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

You may contact us as Information Agent with questions and requests for assistance, and for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials, at the address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Georgeson LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, Parent, Miramar, the Information Agent, or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.